January 26, 1995





Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Dear Sirs:

On behalf of Dr. Henry E. Singleton, Amendment No. 9 to Schedule 13G filed pursuant to Rule 13d-1(c) and 13d-2(c) with regard to his ownership of Teledyne, Inc. Common Stock is attached.

Please contact the undersigned at (310) 278-1177 if there are any questions.

Sincerely,

/s/ Donald Rugg
Donald Rugg

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TELEDYNE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

879335 10 7
(CUSIP Number)

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  879335  10  7

13G

Page    of    Pages

1.  NAME OF REPORTING PERSON
    S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henry E. Singleton

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)                              [__]
    (b)                              [__]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

    7,272,260

6.  SHARED VOTING POWER

    0

7.  SOLE DISPOSITIVE POWER

    7,272,260

8.  SHARED DISPOSITIVE POWER

    0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    7,272,260

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13.1%

12. TYPE OF REPORTING PERSON*

    IN

The Schedule 13G filed by the undersigned with respect to Teledyne, Inc. Common Stock, last amended January 29, 1991, is hereby further amended in its entirety:

Item 1.

(a) Commission File Number 1-5212
(b) 1901 Avenue of the Stars, Los Angeles, California  90067

Item 2.

(a) Henry E. Singleton
(b) Singleton Group
    335 North Maple Drive, Suite 177
    Beverly Hills, CA 90210
(c) United States
(d) Common Stock
(e) 879335  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) Not applicable
(b) Not applicable
(c) Not applicable
(d) Not applicable
(e) Not applicable
(f) Not applicable
(g) Not applicable
(h) Not applicable

Item 4.  Ownership

(a) 7,272,260
(b) 13.1%
(c)
    (i)                              7,272,260
    (ii)                             None
    (iii)                            7,272,260
    (iv)                             None


Item 5.  Ownership of Five Percent or Less of a Class

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of a Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 1995
Date

/s/  Henry E. Singleton
Signature

Henry E. Singleton
Name/Title